Exhibit (a)(7)
Tuesday, November 27, 2007

TO:	All Tesoro Employees and Contractors

FROM:	Bruce Smith

SUBJ:	Tesoro’s Response to Tracinda Decision to Withdraw Tender Offer
     Today, Tracinda Corporation announced that it has decided to withdraw its cash tender offer at $64.00 per share for up to 21,875,000 shares, or approximately 16 percent of the Company’s outstanding shares. We were surprised by that decision and strongly believe that the recently enacted stockholder rights plan is in the interest of all stockholders because it reduces the likelihood that a potential acquirer could gain control of Tesoro by open market accumulation or other coercive takeover tactics without paying a premium to every stockholder. In addition, the rights plan trigger of 20% is above the ownership level contemplated by Tracinda’s tender offer, and in no way would it have interfered with the Tracinda tender offer or the ability of Tesoro’s stockholders to freely vote or sell their shares.
     As previously disclosed, the rights plan adopted by Tesoro’s Board contained a number of stockholder friendly provisions designed to comply with Risk Metric Group (ISS) policies on rights plans, including:
•	A threshold for triggering exercise of the rights plan at 20% of the outstanding shares of Tesoro common stock;

•	A three-year fixed term for the rights plan;

•	A provision requiring a committee of independent directors to assess annually whether the rights plan remains in the best interests of Tesoro’s stockholders; and

•	A provision that states that the rights plan will not be triggered by a “Qualifying Offer” if holders of at least 10% of the outstanding shares of Tesoro common stock request that a special meeting of stockholders be convened for the purpose of exempting such offer from the rights plan.
     Tesoro’s Board of Directors and management team continue to be focused on creating value for all stockholders.